DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com

Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

February 25, 2009

VIA COURIER AND EDGAR

Mr. Tom Kluck

Ms. Stacie Gorman

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4561 CF/AD8

Washington, D.C. 20549

Re:	KBS Strategic Opportunity REIT, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed on February 25, 2009
File No. 333-156633

(Confidential, For Use of the Commission Only)

Dear Mr. Kluck and Ms. Gorman:

On behalf of our client, KBS Strategic Opportunity REIT, Inc. (the “Company”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Keith D. Hall, Chief Executive Officer of the Company, dated February 11, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 1 along with four additional copies marked to indicate the location of changes from the Company’s first filing on January 8, 2009, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked courtesy copies of Amendment No. 1.

General

1.	We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Two

We have been in contact with Ms. Rochelle Kauffman Plesset of the Division of Investment Management regarding the Company’s exception from registration under the Investment Company Act of 1940. We will provide a memorandum responding to this comment to you and Ms. Plesset supplementally.

2.	Please submit all written sales materials proposed to be transmitted to prospective investors, orally or in writing, including that intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is not contained in or derived from the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

To date, the Company has not prepared any supplemental sales materials. The Company acknowledges, however, its obligations under Item 19.D. of Industry Guide 5, including its obligation to file supplemental sales literature prior to first use and to ensure that the sales literature is “consistent with the representations in the prospectus.”

3.	Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Prior to first use, the Company will provide the Staff with supplemental copies of any graphics, maps, photographs, and related captions or other artwork including logos that the Company intends to use in the prospectus. We are providing supplementally a copy of the Company’s logo, which it plans to use on the cover of the prospectus and on the subscription agreement. This is the only graphic the Company has prepared to date. The Company will provide any additional graphics as they become available.

4.

Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13c-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Three

whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

The Company understands that it is responsible for analyzing the applicability of the tender offer rules and the availability of any exemption. We have considered applicable SEC Division of Corporation Finance no-action letters. Based upon an analysis of Rule 13e-4 and Regulation 14E, the no-action letters cited above and the terms of the Company’s plan, including the requirement to honor redemptions on a pro rata basis (except for redemptions that would cause the redeeming stockholder to violate the ownership limits in the Company’s charter), we believe that the Company’s program is consistent with the relief granted by the Staff in the above-referenced no-action letters.

5.	We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

Alston & Bird LLP (Letter dated October 22, 2007) grants relief to non-traded REITs that purchase shares of their common stock under an established share redemption program while engaged in a distribution if five conditions are met. The Company’s proposed share redemption program meets each of these five conditions:

(i)             there is no trading market for the Company’s common stock and none is expected to develop until the Company’s common shares are listed, which may never occur;

(ii)             the Company’s share redemption program would terminate if a secondary market for the Company’s common stock ever developed;

(iii)             the Company will redeem shares at a price that is lower than or equal to the current public offering price, depending upon how long a person has held his shares and whether the redemption is made upon a stockholder’s death or “qualifying disability”;

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Four

(iv)             the terms of the plan are fully disclosed in the Company prospectus; and

(v)             except with respect to the Company’s exemption from Regulation M with respect to the share redemption program, the Company will comply with Regulation M.

6.	Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X for all financial information presented in your filing.

The Company confirms that it will continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Registration Cover Page

7.	We note that you did not check the box to indicate that you are engaging in a continuous offering under Rule 415. Please revise or advise.

We have revised the cover page by checking the box to indicate that the Company is engaging in a continuous offering under Rule 415.

Prospectus Summary, page 1

8.	Your Summary section provides detailed information that is more appropriate for the body of the prospectus. Please limit this section to information that is pertinent to an investment decision and relocate the more detailed information to other parts of the prospectus. For example, we note that your disclosure on pages 3-6 is duplicative of the disclosure on pages 55-57.

We have shortened the Summary section of the prospectus by more succinctly providing certain information and by removing certain duplicative information that appears elsewhere in the prospectus.

What is the experience of your sponsors…page 3

9.	Please revise your disclosure in the third paragraph on page 4 to disaggregate the offering proceeds from the amount of capital not paid out pursuant to the distribution reinvestment plan or advise us out why such revision is not necessary. Please make similar revisions to page 55.

We have made the requested revisions on pages 4, 55, 89 and 92.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Five

What are the fees that you will pay to the advisor…page 9

10.	We note your disclosure on page 66 that the fees to be paid to your advisor may be increased by your conflicts committee subject to the limitations in your charter. Please add this disclosure to this section, where pertinent, and disclose the maximum percentage that could be paid to your advisor and the maximum amount of fees that may be paid to the extent the amount can be determined. Also, please add this disclosure to the tables on pages 14, 46, 47, and 58 and elsewhere as applicable. Additionally, please add a risk factor to address the conflict committee’s ability to increase the amounts payable to your advisor and the impact this will have on distributions.

We have added language to the estimated use of proceeds table and the management compensation table in the main body of the prospectus to disclose that the compensation to be paid to the advisor may be increased subject to conflicts committee approval and the other limitations in the Company’s charter. We have also included similar disclosure in a risk factor on page 28, which discusses how fees will impact distributions. In addition, we have added disclosure to the use of proceeds table in the main body of the prospectus regarding the charter restriction on acquisition and origination fees and expenses. For the reasons discussed below, we believe these changes best address your comment and that additional disclosure is not necessary.

Apart from the requirement that the conflicts committee approve (by a majority vote) any increase in fees paid to the Company’s advisor, the Company’s charter contains the following restrictions on compensation paid to the advisor:

(A) Disposition Fees. The Company may only pay the advisor a disposition fee in connection with the sale of an asset if the advisor provides a substantial amount of the services in the effort to sell the asset and the commission does not exceed 3% of the sales price of the asset. The charter further provides that the commission, when added to all other disposition fees paid to unaffiliated parties in connection with the sale, may not exceed the lesser of a competitive real estate commission or 6% of the sales price of the asset. Further, to the extent this disposition fee is paid upon the sale of any assets other than real property, it will count against the limit on “total operating expenses.” (See Section 8.5 of the charter and pages 63 and 67 of the prospectus.)

(B) Incentive Fees. Any gain from the sale of assets that the Company may pay the advisor or an entity affiliated with the advisor must be reasonable. Such an interest in the gain from the sale of assets is presumed reasonable if it does not exceed 15% of the

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

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balance of the net sale proceeds remaining after payment to common stockholders, in the aggregate, an amount equal to 100% of the original issue price of the common stock, plus an amount equal to 6% of the original issue price of the common stock per year cumulative. (See Section 8.6 of the charter and pages 63 and 67 of the prospectus.)

(C) Acquisition Fees. The Company’s charter limits the amount of acquisition and origination fees and expenses it can incur to a total of 6% of the contract purchase price for the asset or, in the case of a loan it originates, 6% of the funds advanced. This limit may only be exceeded if the conflicts committee approves (by majority vote) the fees and expenses and finds the transaction to be commercially competitive, fair and reasonable to the Company. (See Section 8.7 of the charter and pages 46, 62 and 67 of the prospectus.)

First, we note that none of these fee limits can accurately be expressed as a “maximum percentage.” The maximum disposition fee will depend on the determination of a competitive real estate commission for the particular asset and what other disposition fees are paid to unaffiliated parties. The disposition fee may be further limited by the cap on total operating expenses. The maximum incentive fee will depend on what is “reasonable.” The maximum acquisition and origination fee will depend on the related transaction expenses and whether the conflicts committee approves fees and expenses in excess of the aggregate limit. We believe the best way to disclose these limits is by summarizing the charter limitations in footnotes to the management compensation table and the use of proceeds table, where appropriate. As indicated by the parentheticals above, each of the charter limits on the advisor’s compensation is disclosed in multiple locations in the body of the prospectus.

Just as the maximum fees permitted under the Company’s charter cannot be accurately expressed as a maximum percentage, the Company cannot reasonably estimate the maximum fee amounts.

Even if the Company could reasonably estimate the maximum fees permitted under its charter in percentage and/or dollar terms, we do not believe that the Company should be required to make such disclosure in the prospectus when the Company does not intend or expect to pay its advisor the maximum fees permitted under its charter. Disclosure of such maximum amounts would not provide potential investors with an accurate reflection of what the Company expects to pay its advisor or of how the Company will use the proceeds from the offering.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Seven

We note that we have omitted the requested disclosure from the estimated use of proceeds table and management compensation table in the Summary section of the prospectus. To the extent the fees can reasonably be determined under the terms of the advisory agreement, they are included in the estimated use of proceeds table and the management compensation table. We believe this is the most useful information for the Summary section of the prospectus.

11.	We also note your disclosure on page 66 that the 7% annual distribution fee to shareholders may be reduced to 6% in accordance with your charter if so determined by the conflicts committee. Please add this disclosure, as relevant, to this section and to the table on page 58 and elsewhere as applicable. Additionally, please add a risk factor regarding the conflict committee’s ability to decrease the annual distribution amount.

Please see our response to Comment 10. We note that footnote (8) to the management compensation table in the main body of the prospectus includes the charter limitation. We have added the requested risk factor disclosure to a risk factor on page 28, which discusses how fees will impact distributions.

12.	Please disclose whether the subordinated participation in net cash flows on page 11 is calculated before application of the disposition fee. Please make similar changes to the table starting on page 58.

To the extent that investors in the offering have received a return of their net capital contributions and a 7% per year cumulative, noncompounded return and KBS Capital Advisors is entitled to a participation in the Company’s net cash flows, the amount of net sale proceeds available is calculated after application of any disposition fee payable to the advisor. Accordingly, we have revised the description of the subordinated participation in net cash flows to clarify that “net sales proceeds” means the net cash proceeds realized by the Company from an asset sale after deduction of all expenses incurred in connection with a sale, including any disposition fees paid to the advisor.

13.	Please disclose whether the listing fee discussed on page 12 will be payable if you internalize your advisor. Please make similar changes to the table starting on page 58.

The Company cannot predict whether, and on what terms, an internalization transaction would occur in the future. If the Company internalizes the advisor before listing the subordinated incentive listing fee would not be payable; however, when negotiating the purchase price of the advisor or an affiliate of the advisor pursuant to an internalization transaction, the amount of any forgone incentive fee would likely be a consideration. The Company’s charter would require that the conflicts committee conclude, by a majority vote, that an internalization transaction is fair and reasonable to it and on terms and conditions no less favorable to it than those available from third parties. We have included this disclosure on page 63 of the prospectus. We have not included this disclosure in the Summary section of the prospectus for the reasons discussed in our response to Comment 10.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Eight

How will you use the proceeds raised in this offering? Page 14

14.	We note in the table and in the table on pages 46 and 47 that 84.16% and 88.65% will be available for investments only and not for the share redemption plan, Please revise the last sentence of the first paragraph under the risk factor on page 28 regarding payment of fees to KBS Capital Advisors to clarify this.

We have corrected the disclosure.

How does a “best efforts” offering work…page 14

15.	We note that the agent will disburse the interest earned to shareholders once you have sold the minimum offering amount and break escrow. Please clarify whether this amount will be reduced by the deduction of fees.

Pursuant to the escrow agreement, all of the escrow agent’s compensation, costs and expenses will be the responsibility of the Company. However, as disclosed throughout the prospectus, at least during the early stages of the offering, the advisor may pay organization and offering expenses on the Company’s behalf. The Company will only be obligated to reimburse the advisor for these costs to the extent that the reimbursement would not cause selling commissions, the dealer manager fee and the other organization and offering expenses borne by the Company to exceed 15.0% of gross offering proceeds as of the date of the reimbursement.

We have revised the prospectus on the cover page and pages 14 and 136 to clarify that the interest earned on subscription proceeds while it is in the escrow account will not be reduced by the deduction of fees when disbursed by the escrow agent to investors upon the Company breaking escrow. The form of escrow agreement will be filed in a subsequent pre-effective amendment to the Company’s Registration Statement on Form S-11.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Nine

Risk Factors, page 20

16.	Please revise several of your risk factors under the “Risks Related to Our Investments” and “Risks Related to Our Financing Strategy” subsections, to address specifically how current economic/market conditions may affect your business plan. Please discuss in greater detail the risks involving the effect of higher defaults on loans and foreclosures on mortgages, the current market condition in non-prime and sub-prime residential mortgage loans, investments in equity securities of CDOs, any difficulties you may have in obtaining financing, etc. Please also revise accordingly your “Plan of Operation” section.

We believe that the risks of the current economic/market environment are best addressed in succinct risk factors rather than by weaving such risks throughout the risk factors relating to investments and financings. The Company needs to be able to easily update market risk factors as such risks are subject to frequent change, as evidenced by the current economic environment. We also believe that specific, repeated disclosure regarding the current economic/market environment would be redundant. We have significantly expanded the third risk factor in the Risk Factors section to address the concerns noted in the comment above and to state that the current economic environment increases the risks associated with the Company’s proposed investments. We believe this is an appropriate approach to discuss the current economic/market environment because: (a) it places the disclosure in a prominent location in the Risk Factors section, (b) it sufficiently addresses the risks of the current market in a manner the Company can update easily and investors can easily find, and (c) it avoids redundant disclosure.

We have also revised the discussion of the current economic/market conditions in the Plan of Operation section to correspond to the changes we made to the Risk Factors section.

17.	Please review your risk factors and eliminate or consolidate those risks that contain duplicative disclosure. For example only, we note the risk factors on pages 30 and 37 relating to the ability of debtors to repay debt and delays in liquidation.

We have made the requested change wherever possible.

18.	We note your disclosure on pages 2 and 28 that you may seek to internalize your advisor. Please add a risk factor to disclose that upon any internalization of your

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Ten

advisor, certain key employees may not remain with the advisor but may instead remain employees of the sponsor or its affiliates. In addition, please add a risk factor addressing the impact on you if your advisor is internalized by another entity.

We have added such risks to the prospectus disclosure on pages 2, 6, 22 and 24.

Management, page 48

Conflicts Committee, page 49

19.	We note that the conflicts committee will be comprised entirely of independent directors and that the conflicts committee will establish the compensation of the independent directors. Please add disclosure regarding the potential conflict of interest resulting from this scenario. Please disclose whether there is any limit on fees that may be paid to the independent directors.

There is, for almost every public company, a direct or indirect conflict of interest when determining independent director compensation; however, we do not believe it is typical for traded or non-traded companies to make such disclosure with respect to the determination of independent director compensation. For example, if a public company were to have its entire board determine the compensation of the independent directors, there would still be a conflict of interest. This is true because in this example (a) a board composed of both inside directors/officers and independent directors would determine independent director compensation and (b) the independent directors would approve the compensation to be paid to the inside directors/officers (or, in the Company’s case, the compensation paid to the advisor). Thus, because inside directors/officers could influence independent director compensation and vice versa, there is a potential for an impermissible quid pro quo with respect to the compensation of each group. We believe the Company’s approach is the optimal one because it better insulates decisions of the independent directors.

We note that public companies are not typically subject to limits on the compensation that may be paid to their independent directors (the NYSE does not require any such limit) and there is no such limit with respect to the Company. The Company’s independent director compensation is consistent with that of other non-traded REITs. Further, the Company will be required to disclose director compensation each year in its 10-K and/or proxy statement.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Eleven

The Advisor, page 51

20.	Please provide the ages for the officers of your advisor in accordance with Item 401 of Regulation S-K.

We have made the requested changes pursuant to Industry Guide 5, Section 9.A “Management” as well as, with respect to Messrs. Bren and Schreiber, Section 401(g) “Promoters and Control Persons” of Regulation S-K. However, we do not believe that Item 401 is generally applicable to officers of the advisor who are not also directors, executive officers or promoters and/or control persons of the Company.

Messrs. Bren and Schreiber are principals of KBS Realty Advisors, LLC and Koll Bren Schreiber Realty Advisors, Inc., each an active and nationally recognized real estate investment adviser. These entities were first registered as investment advisers with the SEC in 2002 and 1999, respectively. Prior to 1999, Messrs. Bren and Schreiber partnered to sponsor funds through a series of KBS entities. These entities underwent multiple name changes. In some instances, KB Opportunity Investors, a SEC registered investment adviser, served as the general partner of a fund to satisfy certain requirements of the pension fund investors. We did not provide detailed information about the history of the formations and name changes of the KBS sponsor entities because (1) all funds that have not been liquidated are currently advised by either KBS Realty Advisors, LLC or Koll Bren Schreiber Realty Advisors, Inc. and have been advised by one of these entities since 1999 and (2) we did not believe that a detailed and technical history would enhance an investors understanding of the experience of the sponsors.

21.	For Mr. Bren and Mr. Schreiber, please disclose the identity of the other KBS-affiliated investment advisers and when each entity was formed in accordance with Item 401 of Regulation S-K.

We have made the requested changes pursuant to Section 401(g) “Promoters and Control Persons” of Regulation S-K.

The Advisory Agreement, page 53

22.

We note your disclosure that you will issue a promissory note to KBS Capital Advisors for the amount of the subordinated participation fee if it is terminated. We further note that the note will be paid upon the sale, maturity, or payoff of your assets. Please disclose whether the amount owed will be reduced if the value of

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Twelve

the asset sold decreases in value. Please clarify whether this payment will only be made after investors have received their 7% per year return (or 6% if reduced by the conflicts committee).

We have amended the disclosure on pages 54 and 68 to clarify that (1) the amount of the termination fee would be 15% of the amount by which (i) the hypothetical liquidation proceeds exceed (ii) the amount necessary to provide investors with a return of their net capital contributions and a 7.0% per year cumulative, noncompounded return through the termination date, but that the agreement does not require that the investors actually have received such return prior to the issuance of the promissory note or payments under it and (2) the amount due under the promissory note would not be adjusted upwards or downwards to reflect any difference in the appraised value of the Company’s portfolio at termination and the amount ultimately realized by the Company. Further, we have noted that the fee is payable solely from the proceeds from the sale, maturity or payoff of an asset and future asset sales, maturities or payoffs, and all of such proceeds must be used to repay the promissory note until it is fully repaid.

Initial Investment by our Advisor, page 54

23.	Please clarify whether the advisor will be able to participate in the share redemption plan if the advisor is terminated or whether its shares will automatically be redeemed in the event of termination. If the advisor is able to participate in the share redemption plan and is terminated prior to the period when an investor would be able to obtain the full value of his or her investment under the share redemption plan, please clarify whether the advisor will similarly be subject to the reduced redemption amounts.

We have revised the prospectus to disclose that (1) the advisor’s shares will not automatically be redeemed in the event of termination and (2) the advisor will be able to participate in the share redemption program if the advisor is terminated, subject to all of the restrictions of the share redemption program applicable to all other common stockholders.

Dealer Manager, page 57

24.	Please disclose when each officer commenced working for KBS Capital Markets Group.

We have revised pages 57-58 of the prospectus as requested.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Thirteen

25.	Please disclose when Mr. Brakovich resigned from MetLife Investors Group.

We have revised page 57 of the prospectus to reflect that Mr. Brakovich resigned from MetLife Investors Group in 2002.

Management compensation, page 58

26.	We note that you may reimburse your advisor for employee costs. Please specifically state whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. If so, please tell us what consideration you have given to providing the disclosure required by Item 402 regarding compensation of your named executive officers. Refer to Item 402(a)(2), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”

We have revised the prospectus to clarify that the Company will not reimburse its advisor for the salaries and benefits paid to the Company’s executive officers.

Investment Objectives and Criteria, page 70

27.	In this section and also on pages 18 and 79, you state that if you do not receive stockholder approval of liquidation, you will continue to operate as before. Please clarify whether your conflicts committee will continue to be obligated to revisit the issue of liquidating or listing on an annual basis. If not, please add a risk factor to address the risk that if shareholders fail to vote in favor of a proposed liquidation plan, then there will be no obligation under your charter for the committee to revisit this issue and shareholders may not have another opportunity to get out of their investment for an indeterminate amount of time.

We have revised the prospectus on pages 17, 26, 71 and 81 to clarify that if the Company sought and failed to obtain stockholder approval of its liquidation, its charter would not require the Company to list or liquidate and would not require the conflicts committee to revisit the issue of liquidation, and the Company could continue to operate as before (emphasis added). We have also included a risk factor on page 26 to address this risk.

28.	Similarly, please clarify on pages 88 and 90 whether the conflict committees of KBS I and KBS II would continue to be obligated to revisit the issue of liquidating or listing on an annual basis, if the shareholders voted against liquidation.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Fourteen

We have revised the prospectus on pages 91 and 93 to make the same clarification discussed in Comment 27 above.

Underwriting Criteria, page 73

29.	We note your disclosure that your real estate and debt finance professionals may inspect material properties if such an inspection is deemed necessary. Please clarify the circumstances under which such an inspection could be deemed necessary.

We have amended the disclosure to clarify that an inspection of a property may be deemed necessary if that property is considered material to the particular transaction (such as a property representing a significant portion of the collateral underlying a pool of loans) or if there are unique circumstances related to a property such as recent capital improvements or possible functional obsolescence. We have also disclosed that the Company may engage trusted third-party professionals to inspect properties on its behalf.

Investment Objectives and Criteria

Financing Strategy and Policies, page 77

30.	We note that you expect to finance the acquisition and origination of investments with warehouse lines of credit, repurchase agreements, various types of securitizations and other borrowings. To the extent that the relevant terms of such financing lines are known, although not finalized, please provide such terms including amounts available to you, interest rates related to such revolving lines of credit, maturity dates, collateral requirements (if any), and any other material terms that you believe to be beneficial.

We confirm that no financing terms are currently known.

Plan of Operation, page 81

31.	We note your disclosure on page F-10 that you may operate in two business segments. Please include that disclosure in this section and explain these segments.

We have revised the prospectus as requested on page 88.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Fifteen

Prior Performance Summary, page 87

KBS REIT I, page 87

32.	Please revise to clarify the meaning of the term “institutional quality” in connection with the description of the industrial properties purchased by KBS REIT I.

We have amended the disclosure to clarify that by “institutional quality” we mean properties with certain features (tenancy, location, construction quality, management, functionality, etc.) and benefits that help distinguish them as desirable investments to relatively risk adverse high net worth entities.

33.	Please separately disclose the amount of proceeds and debt financing used to purchase properties and the amount used to originate or purchase loans.

We have made the requested revision on page 89 of the prospectus.

34.	Please revise to clarify the meaning of “enhanced-return properties.”

We have amended the disclosure to clarify that “enhanced-return properties” are higher-yield and higher-risk investments than core properties, such as properties with moderate vacancies or near-term lease rollovers, poorly managed and positioned properties, properties owned by distressed sellers and built-to-suit properties.

35.	Please disclose whether KBS REIT I has experienced an adverse circumstances as a result of current market conditions. See Item 8.A.2. of Industry Guide 5.

We have added the requested disclosure on page 91 of the prospectus.

Plan of Distribution, page 128

Compensation of Dealer Manager and Participating Broker-Dealers, page 129

36.	We note your disclosure on page 131 that you may sell shares to participating broker-dealers and others at a purchase price of $9.40 per share. Please clarify whether purchases made by this group will be counted toward meeting the minimum offering threshold.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Sixteen

We have revised the prospectus to clarify that purchases made by this group will be counted toward meeting the minimum offering.

Notes to Consolidated Balance Sheet

2. Summary of Significant Accounting Policies

Marketable Real Estate Securities, page F-6

37.	Please expand your disclosure to note when you will monitor your available-for-sale and held to-maturity securities for impairment.

We have made the requested revision on page F-6.

Redeemable Common Stock, page F-7

38.	Please tell us if you have established initial amounts at which redeemable common stock will be purchased. To the extent these amounts have been established, please expand your disclosure accordingly.

The initial amounts at which common stock may be redeemed have been established and we have added disclosure of such amounts on page F-8.

Recently Issued Accounting Standards, page F-11

39.	Please update your disclosure related to the effective date of SFAS 162, as the statement was effective as of November 15, 2008.

We have made the requested revision on page F-12.

Part II. Information Not Required in Prospectus, page II-1

Item 37. Undertakings, page II-3

40.	Please revise clause (a)(ii) to provide the language set forth in Item 512(a)(1)(ii) of Regulation S-K.

We have made the requested revision.

Mr. Tom Kluck

Ms. Stacie Gorman

February 25, 2009

Page Seventeen

Exhibits

41.	Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

We have included forms of the legal and tax opinions with this amendment as well as updated versions of the form of charter, form of advisory agreement and form of subscription agreement. We have also filed the statement on the restrictions on transferability of shares. We will file copies of the forms of dealer manager agreement and escrow agreement as promptly as possible.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt
Robert H. Bergdolt Partner